January 28, 2008

VIA EDGAR

Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Hub Group, Inc.
                Form 10-K for the fiscal year ended December 31, 2006
                Schedule 14A Filed March 26, 2007
                File No. 000-27754

Dear Mr. Webb:

We are writing in response to your letter dated December 19, 2007, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Hub Group, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006 and the Annual Meeting Proxy Statement filed with the Securities and Exchange Commission (“Commission”) on March 26, 2007.  We have carefully considered the Staff’s comment and our response is set forth below.  To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold text.

1.            Item 11.  Executive Compensation, page 53 of Form 10-K
               Compensation of Directors and Officers, page 8 of Schedule 14A

2006 Executive Compensation Components, page 10

We note your disclosure regarding base salary, annual incentives, and long-term incentives. For example, we note that you use pre-determined personal goals for some executive officers in determining their annual cash incentives. We also note your use of performance targets in determining long-term equity incentives. In future filings, please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it would be for you to achieve the undisclosed target levels or other factors.

With respect to the annual cash incentive, and as noted in the Company’s disclosure, the annual cash incentive for named executive officers other than the Chief Executive Officer and the President requires the satisfaction of certain pre-determined personal goals to receive up to 40% of their award.  With respect to our other named executive officers, we will provide quantitative and qualitative information concerning the personal goals that have been established and what conclusions were reached regarding their satisfaction and how this impacted the compensation earned.

With respect to the Company performance target, we will provide additional quantitative and qualitative information regarding the determination of targets, including the specific EPS target number, and the satisfaction of that target.

With respect to long-term equity incentives, in future filings we will provide quantitative disclosure regarding the targets that have been set for the performance units that have been granted.  To date, no targets have been reached; however, to the extent performance targets are in the future met, we will provide quantitative disclosure regarding the level of satisfaction of such targets and how it impacted the amounts that were actually earned by the named executive officers.

*  *  *  *  *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (630) 271-3754 if you have any questions or require additional information.

Sincerely,

/s/ David C. Zeilstra

David C. Zeilstra
General Counsel